UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934


                                  MedQuist Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   584949 10 1
                   -------------------------------------------
                                 (CUSIP Number)


                                    COPY TO:

         Seth W. Hamot                              Brian Brodrick, Esq.
   Roark, Rearden & Hamot, LLC                       Phillips Nizer LLP
      420 Boylston Street                             666 Fifth Avenue
        Boston, MA 02116                             New York, NY 10103
         (617) 595-4400                                 212-977-9700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 January 7, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [X]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

        Seth W. Hamot
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A United States Citizen
--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
  NUMBER OF                           1,938,821
   SHARES               --------------------------------------------------------
BENEFICIALLY            8.    SHARED VOTING POWER
  OWNED BY                            -0-
    EACH                --------------------------------------------------------
  REPORTING             9.    SOLE DISPOSITIVE POWER
   PERSON                             1,938,821
    WITH                --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,938,821
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         IN, HC
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

         Costa Brava Partnership III L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  04-3387028
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A Delaware Limited Partnership
--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
  NUMBER OF                           1,938,821
   SHARES               --------------------------------------------------------
BENEFICIALLY            8.    SHARED VOTING POWER
  OWNED BY                            -0-
    EACH                --------------------------------------------------------
  REPORTING             9.    SOLE DISPOSITIVE POWER
   PERSON                             1,938,821
    WITH                --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,938,821
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

         Roark, Rearden & Hamot, LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A Delaware Limited Partnership
--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
  NUMBER OF                           1,938,821
   SHARES               --------------------------------------------------------
BENEFICIALLY            8.    SHARED VOTING POWER
  OWNED BY                            -0-
    EACH                --------------------------------------------------------
  REPORTING             9.    SOLE DISPOSITIVE POWER
   PERSON                             1,938,821
    WITH                --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,938,821
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         OO - Other
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

        Andrew R. Siegel
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A United States Citizen
--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
  NUMBER OF                           2,000
   SHARES               --------------------------------------------------------
BENEFICIALLY            8.    SHARED VOTING POWER
  OWNED BY                            -0-
    EACH                --------------------------------------------------------
  REPORTING             9.    SOLE DISPOSITIVE POWER
   PERSON                             2,000
    WITH                --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         Less than 1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                         AMENDMENT NO. 6 TO SCHEDULE 13D
                         -------------------------------

         This amendment ("Amendment No. 6") amends the Schedule 13D filed on October 12, 2007, as amended by Amendment No. 1 filed on October 23, 2007, Amendment No. 2 filed on November 6, 2007, Amendment No. 3 filed on November 20, 2007, Amendment No. 4 filed on December 13, 2007 and Amendment No. 5 filed on December 14, 2007, by Costa Brava Partnership III L.P. ("Costa Brava"), Roark, Rearden and Hamot, LLC, Seth W. Hamot and Andrew R. Siegel with the Securities and Exchange Commission with respect to the shares of common stock, no par value (the "Common Stock"), of MedQuist Inc., a New Jersey corporation (the "Issuer"). Each of Costa Brava, Roark, Rearden and Hamot, LLC, Seth W. Hamot and Andrew R. Siegel is referred to herein individually as a "Filer" and collectively as the "Filers."

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 is hereby amended by adding the following:

         On January 7, 2008, Costa Brava sent a letter to Mr. Clement Revetti, Jr., a member of the Board of Directors of the Issuer and a senior executive of Koninklijke Philips Electronics N.V. ("Philips"), expressing concern over the conflicts interest of the Philips' executives on the Issuer's Board with respect to the proposed sale of the Issuer. A copy of the letter is filed as Exhibit L hereto and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a), (b) The Filers (other than Andrew R. Siegel) are the beneficial owners of 1,938,821 shares of Common Stock (approximately 5.2% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-K on August 31, 2007). Mr. Siegel is the beneficial owner of 2,000 shares of Common Stock representing less than 1% of the issued and outstanding shares of Common Stock.

         The Filers have the sole power to vote and sole power to dispose of such shares to which this Amendment No. 6 relates.

         (c) The Filers have not purchased or sold shares of Common Stock of the Issuer since their filing on Schedule 13D on October 12, 2007.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit A -- Agreement Regarding the Joint Filing of Schedule 13D. [Previously filed.]

Exhibit B -- Information concerning the Filers' transactions for the period from August 13, 2007 to October 11, 2007. [Previously filed.]

Exhibit C -- Complaint filed on October 9, 2007 by Costa Brava Partnership III L.P. against MedQuist Inc. in the Superior Court of New Jersey.
[Previously filed.]

Exhibit D -- Order to Show Cause issued by the Superior Court of New Jersey on October 10, 2007. [Previously filed.]

Exhibit E -- Letter dated October 11, 2007 from the Filers to the Issuer. [Previously filed.]

Exhibit F -- Preliminary Proxy Statement dated October 19, 2007. [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on October 19, 2007.]

Exhibit G -- Letter from counsel to Costa Brava Partnership III L.P. to the Issuer dated October 30, 2007. [Previously filed]

Exhibit H -- Amended Preliminary Proxy Statement dated November 19, 2007. [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on November 19, 2007.]

Exhibit I -- Amended Complaint filed on November 19, 2007 by Costa Brava Partnership III L.P. against MedQuist Inc. in the Superior Court of New Jersey. [Previously filed]

Exhibit J -- Amended Preliminary Proxy Statement dated December 13, 2007. [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on December 12, 2007.]

Exhibit K -- Order issued by the Superior Court of New Jersey on December 14, 2007. [Previously filed]

Exhibit L -- Letter from Costa Brava Partnership III L.P. to Mr. Clement Revetti, Jr. dated January 7, 2008 [Filed herewith].

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 7, 2008


                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC,
                                           its General Partner

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Seth W. Hamot
                                           President


                                       SETH W. HAMOT

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Seth W. Hamot


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Seth W. Hamot
                                           President


                                       ANDREW R. SIEGEL

                                       By: /s/ Andrew R. Siegel
                                           -------------------------------------
                                           Andrew R. Siegel

                                  EXHIBIT INDEX


Exhibit     Description
-------     -----------------------------------------------------------------
A           Agreement Regarding the Joint Filing of Schedule 13D.
            [Previously filed]

B Information concerning the Filers' transactions for the period from August 13, 2007 to October 11, 2007. [Previously filed]

C Complaint filed on October 9, 2007 by Costa Brava Partnership III L.P. against MedQuist Inc. in the Superior Court of New Jersey. [Previously filed]

D Order to Show Cause issued by the Superior Court of New Jersey on October 10, 2007. [Previously filed]

E           Letter dated October 11, 2007 from the Filers to the Issuer.
            [Previously filed]

F Preliminary Proxy Statement dated October 19, 2007. [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on October 19, 2007.]

G Letter from counsel to Costa Brava Partnership III L.P. to the Issuer dated October 30, 2007.

H           Amended Preliminary Proxy Statement dated November 19, 2007.
            [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on November 19, 2007.] [ Previously filed]

I Amended Complaint filed on November 19, 2007 by Costa Brava Partnership III L.P. against MedQuist Inc. in the Superior Court of New Jersey. [Previously filed]

J           Amended Preliminary Proxy Statement dated December 13, 2007.
            [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on December 13, 2007.]

K Order issued by the Superior Court of New Jersey on December 14, 2007. [Previously filed]

            --------------------------------------------------------------------
L           Letter from counsel to Costa Brava Partnership III L.P. to
            Mr. Clement Revetti, Jr. dated January 7, 2008 [Filed herewith]

                                                                       Exhibit L

Mr. Clement Revetti, Jr.
Director
MedQuist Inc.
1000 Bishops Gate Boulevard
Suite 300
Mount Laurel, NJ 08054


January 7, 2008


VIA FEDEX

Mr. Revetti:

I am a manager of Costa Brava Partnership III, L.P., a significant owner of the common stock of MedQuist, Inc. ("MedQuist").

At the annual meeting of MedQuist shareholders held on December 31, 2007, I posed critical questions to CEO Howard Hoffman and you. These questions go to the heart of the involvement of majority shareholder Philips Electronics N.V. ("Philips") in the sale process of MedQuist stock and the fiduciary duty owed to the minority public stockholders. Unfortunately, you were either unprepared or unwilling to answer my questions. I find your lack of response particularly troubling, in view of your conflicting roles as a member of the Board of Directors of Medquist and as the Chief Legal Officer of Philips Medical, a division of Philips.

As you know, Philips has publicly announced that its 70% investment in MedQuist is not a core holding and that Philips will seek to dispose of this interest. In a maneuver that can be described as a classic example of the tail wagging the dog, Philips caused the resignation of three independent directors of MedQuist and forced MedQuist to seek a sale of itself for Philips' benefit, to the detriment of MedQuist's minority public stockholders. Indeed, at the shareholders meeting Mr. Hoffman stated unequivocally that MedQuist is in the midst of the "optimization" stage of its restructuring plan that will generate substantial savings and, thus, enhance MedQuist's value.

As you conceded at the annual meeting, the replacement of these three independent directors with two hand-picked alternatives is a violation of the Governance Agreement that governs the relationship between your principle employer, Phillips, and our company, Medquist. Hence, the process by which Phillips and its functionaries are forcing the sale of the entirety of Medquist is illegitimate, as it is being directed by a conflicted and incomplete Board.

Finally, Philips has directed MedQuist into related-party transactions with Philips, whereby MedQuist pays Philips material monetary amounts that have been hidden from MedQuist's public stockholders. These hidden payments are scheduled to continue to 2013, well beyond any near term sale of MedQuist directed by Philips. The result of this elaborate related-party scheme is that Philips will continue to be paid by the presumed acquiror of MedQuist long after the public minority stockholders are forced to accept fire-sale values for their MedQuist shares.

My critical questions posed to you at the shareholders meeting were two-fold:

                  First, in light of the aforementioned related-party scheme with Philips, I asked whether the Philips executives on MedQuist's Board (Messrs Rusckowski, Sebasky, Weisenhoff and you) will be recused from the MedQuist sale process. Remarkably, you asserted that there is no conflict of interest for you and the other three Philips executives to act as fiduciaries on behalf of all MedQuist stockholders, and you confirmed that none of the Philips executives have been, or will be, recused from deliberations about the sale process.

                  Second, I asked you whether Philips will compensate the public minority stockholders of MedQuist in the sale process for amounts diverted to Philips from its continuing vendor relationship with the acquirer of MedQuist, since the public stockholders of MedQuist will receive no such payments. You refused to answer my question.

Other parties have raised similar concerns. The world's leading institutional proxy advisory firm, RiskMetrics/ISS, issued a report on December 28, 2007 regarding MedQuist. The report identified the substantial risk that Philips' desire to sell MedQuist will conflict with the interests of MedQuist's public stockholders.

I would like to remind you that Costa Brava has been successful in recent weeks in obtaining two court orders in the Superior Court of New Jersey against MedQuist, one which was the ordering of this stockholders' meeting, which Philips had impeded since 2003.

In view of your refusal to answer my questions posed to you at the stockholders' meeting regarding Philips' role, in additional to your denial of the clear conflict of interest of the Philips executives on MedQuist's Board, Costa Brava reserves all of its rights and claims in connection with any sale of MedQuist, including its rights to seek injunctive relief, monetary damages caused by violations of the New Jersey Shareholders Protection Act and appraisal remedies.


Sincerely,

/s/ Andrew R. Siegel
Andrew R. Siegel
Senior Vice President
Roark, Rearden & Hamot Capital Management

cc: The Board of Directors